SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 8 )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

COMSHARE, INCORPORATED

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

205912108

(CUSIP Number)

Ciaran Murray
Chief Financial Officer
Codec Systems Limited
Hyde House, Adelaide Road
Dublin 2, Ireland
011-353-1-6034300

with a copy to:

Ronald A. Fleming, Jr., Esq.
Pillsbury Winthrop LLP
One Battery Park Plaza
New York, New York  10004-1490
(212) 858-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

JUNE 22, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205912108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Codec Systems Limited I.R.S. I.D. # [ ]

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,441,882

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,441,882

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,441,882

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 13.5%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 205912108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Anthony Stafford I.R.S. I.D. # [ ]

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,441,882

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,441,882

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,441,882

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 13.5%

14.	Type of Reporting Person (See Instructions) IN

This statement constitutes Amendment No. 8 to the Schedule 13D, dated May 2, 2001 (the “Schedule 13D”), regarding the common stock (the “Shares”) of Comshare, Incorporated, a Michigan corporation (the “Issuer”).  All capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Schedule 13D.

This statement is being filed by Codec Systems Limited, a corporation organized under the laws of Ireland (“Codec”), and by Anthony Stafford (“Stafford”, and together with Codec, the “Filing Parties”), in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  It refers only to information that has materially changed since the filing of Amendment No. 7 to the Schedule 13D on August 20, 2002.

Item 4.	Purpose of Transaction

On June 22, 2003, as an inducement and condition to Geac Computer Corporation Limited (“Geac”) entering into an Agreement and Plan of Merger (the “Merger Agreement”) among Geac, Conductor Acquisition Corp., a wholly-owned subsidiary of Geac (“Conductor”) and the Issuer, the Filing Parties entered into a Voting and Tender Agreement dated as of June 22, 2003 (the “Voting and Tender Agreement”) with Geac and Conductor.  The Merger Agreement provides for, among other matters, Conductor to commence a tender offer (the “Offer”) for all of the outstanding Shares, followed by the merger of Conductor with and into the Issuer (the “Merger”).  A summary of the Voting and Tender Agreement is set forth in Item 6 below and is incorporated by reference in this Item 4.

In connection with the execution of the Voting and Tender Agreement, the Filing Parties entered into a Waiver of Certain Provisions of Standstill Agreement dated as of June 22, 2003 (the “Standstill Waiver”) with the Issuer.  Pursuant to the Standstill Waiver, the Issuer waived specified obligations of the Filing Parties under the Standstill Agreement between the Filing Parties and the Issuer dated as of August 15, 2002 (the “Standstill Agreement”) to the extent required to permit the Filing Parties to enter into and perform their obligations under the Voting and Tender Agreement.  The preceding summary of certain provisions of the Standstill Waiver is not intended to be complete, and is qualified in its entirety by reference to the full text of the Standstill Waiver, a copy of which is filed as an exhibit hereto.

Item 5.	Interest in Securities of the Issuer

(a) and (b)   By virtue of the execution and delivery of the Voting and Tender Agreement, the Filing Parties may be deemed to share voting power and dispositive power with Geac and Conductor with respect to all of the Shares beneficially owned by the Filing Parties.  The ability of Codec and Stafford to exercise their power to vote and dispose of the Shares beneficially owned by them is subject to the restrictions set forth in the Voting and Tender Agreement, which are summarized in Item 6 below, as well as the provisions in the Standstill Agreement.

(c)                                            Except for the execution and delivery of the Standstill Waiver and the Voting and Tender Agreement, no transactions in Shares were effected by the Filing Parties during the 60 days prior to the date hereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In the Voting and Tender Agreement, the Filing Parties have severally agreed to tender their Shares in the Offer not later than one business day prior to the expiration date of the Offer, and not to withdraw such Shares once tendered.  Each Filing Party has also agreed to vote his or its Shares (a) in favor of the Merger, the Merger Agreement and the transactions contemplated thereby, (b) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Issuer under the Merger Agreement and (c) against any action or agreement that would materially impede, interfere with or attempt to discourage the Offer or the Merger.  In addition, under the Voting and Tender Agreement (so long as it remains in effect), the Filing Parties have granted an irrevocable proxy to and appointed Geac as such Filing Parties’  proxy and attorney-in-fact to vote, act by written consent or grant a consent, proxy or approval in respect of all Shares held by the Filing Parties with respect to such vote or action by written consent, solely for the purposes of voting in favor of the Merger, the Merger Agreement (as amended from time to time, except for an amendment that would result in termination of the Voting and Tender Agreement pursuant to the terms thereof) and any of the transactions contemplated by the Merger Agreement.

The agreements contained in the Voting and Tender Agreement will terminate automatically upon the earliest to occur of (a) an amendment or modification to or waiver under the Merger Agreement, including the terms and conditions of the Offer, that would be economically adverse to the Filing Parties, (b) the termination of the Merger Agreement, (c) the completion of the Merger or (d) December 31, 2003.

The preceding summary of certain provisions of the Voting and Tender Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Voting and Tender Agreement, a copy of which is filed as Exhibit (d)(5)  to the Tender Offer Statement on Schedule TO with respect to the Issuer filed by Geac and Conductor on July 1, 2003, and which is hereby incorporated by reference herein.

As described in Item 4 above, in connection with the execution of the Voting and Tender Agreement, the Filing Parties entered into the Standstill Waiver with the Issuer.  Pursuant to the Standstill Waiver, the Issuer waived specified obligations of the Filing Parties under the Standstill Agreement between the Filing Parties and the Issuer to the extent required to permit the Filing Parties to enter into and perform their obligations under the Voting and Tender Agreement.

Item 7.	Material to Be Filed as Exhibits
(a) Joint Filing Agreement dated May 7, 2001 between the Filing Parties (incorporated by reference from the Schedule 13D filed on May 7, 2001).
(b) Waiver of Certain Provisions of Standstill Agreement dated as of June 22, 2003 between the Issuer and the Filing Parties.

(c)                                  Voting and Tender Agreement dated as of June 22, 2003 among Geac, Conductor Acquisition Corp. and the Filing Parties (incorporated by reference from Exhibit (d)(5) to the Tender Offer Statement on Schedule TO with respect to the Issuer, filed by Geac and Conductor on July 1, 2003).

SIGNATURE

Each of the following certifies that the information set forth in this statement is true, complete and correct after reasonable inquiry and to the best of its knowledge and belief.

CODEC SYSTEMS LIMITED

By:	/s/ CIARAN MURRAY
Name: Ciaran Murray
Title: Chief Financial Officer

/s/ ANTHONY STAFFORD
Anthony Stafford
Dated: July 7, 2003